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                                                                      EXHIBIT 21

QUICKTURN ANNOUNCES EMPLOYEE PROTECTION PROGRAM

As you know, Quickturn's Board of Directors recently recommended to its stockholders not to accept Mentor Graphics' unsolicited offer to buy Quickturn. However, the fact that there is a hostile offer on the table may cause some uncertainty with respect to the future prospects of Quickturn and our employees. This is why your Board has taken actions designated to mitigate the uncertainty caused by Mentor's hostile offer for the Company. This Board decision is designed to protect Quickturn's most important resource --- our people.

Your Board has instituted an Employee Protection Program that will protect our employees in the event there is both a change of control of the Company and you
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lose your job within a year following that change.  Under those circumstances, the Employee Protection Program will provide a minimum of three months of pay for the affected employees. The Program will cover current employees as well as future employees and is effective immediately for a change of control occurring during the next year. If no change of control occurs and as a result no jobs are eliminated, this Program is not activated. The Program provides six months pay for affected employees at the director level as well as for certain key employees and additional pay for officers.

For certain international employees, their local governments may provide calculated severance amounts for affected employees. The amount under this Employee Protection Program will be offset by any statutory amounts directed by local governments or required by contract.

The next employee meeting is scheduled for 11:30 a.m., California time on Thursday, September 10, 1998. you can ask any questions you might have regarding this Program at the meeting.